Core-Mark Holding Company, Inc.

395 Oyster Point Boulevard, Suite 415

South San Francisco, California 94080

VIA EDGAR TRANSMISSION

Michael Moran

Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Core-Mark Holding Company, Inc.

Item 4.01 8-K filed March 24, 2006

Form 10-Q for September 30, 2005 filed November 30, 2005

File No. 0-51515

April 6, 2006

Ladies and Gentlemen:

In connection with the responses of Core-Mark Holding Company, Inc., a Delaware corporation (the “Company”), to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) on the Company’s Form 8-K originally filed on March 24, 2006 (the “Form 8-K”) communicated in your letter addressed to the Company dated March 28, 2006, the Company hereby acknowledges that

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Form 8-K;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Form 8-K; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

CORE-MARK HOLDING COMPANY, INC.

by:	/S/ JAMES WALL
Name: James Wall Title: Chief Financial Officer

cc:	Richard Millard

Joshua Robinson

Weil, Gotshal & Manges LLP

Robert Burnett

Sarah Goldberg

Howard Baik

Securities and Exchange Commission